Exhibit 21.1

List of Subsidiaries of EMulate Therapeutics, Inc.

Name	Jurisdiction	D/B/A
Cellsana Therapeutics, Inc.	Washington	-
Indolor Therapeutics, Inc.	Washington	-
Mensana Therapeutics, Inc.	Washington	-
Zoesana Animal Health, Inc.	Washington	-